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                               April 25, 2024

       Dietrich Wanke
       Chief Executive Officer
       Critical Metals Corp.
       c/o Maples Corporate Services (BVI) Limited
       Kingston Chambers, PO Box 173, Road Town
       Tortola, British Virgin Islands

                                                        Re: Critical Metals
Corp.
                                                            Registration
Statement on Form F-1
                                                            Filed March 29,
2024
                                                            File No. 333-278400

       Dear Dietrich Wanke:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed March 29, 2024

       Cover Page

   1. For each of the shares being registered for resale, disclose the price that the selling stockholders paid for
the shares. In this regard we note your tabular disclosure at page 20.
       Risk Factors, page 22

   2. Please either revise your first risk factor or include an additional risk factor highlighting the negative pressure
potential sales of shares pursuant to this registration statement could have on the public
trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the
securities being registered for resale in addition to disclosing the percentage that these
shares currently represent of the total number of shares outstanding.
 Dietrich Wanke
FirstName   LastNameDietrich Wanke
Critical Metals Corp.
Comapany
April       NameCritical Metals Corp.
       25, 2024
April 225, 2024 Page 2
Page
FirstName LastName
General

3. We note that GEM Global, a selling stockholder, is the equity line investor under the
         GEM Agreement. Please revise to indicate that GEM Global is an underwriter. Refer to
         Securities Act Compliance and Disclosure Interpretation 139.13.
4. Please revise your prospectus to provide the following disclosures with respect to the
         GEM Agreement:

                the material risks of an investment in the Company and in the offering, including:
                o the possibility that the Company may not have access to the full amount available to it under the equity line; and
                o whether GEM Global can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the
                    Company   s share price.
                the material market activities of GEM Global, including:
                o   any short selling of the Company   s securities or other
hedging activities that
                    GEM Global may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and
                o how GEM Global intends to distribute the securities it owns or will acquire.
                how the provisions of Regulation M may prohibit GEM Global and any other distribution participants that are participating in the
distribution of the Company   s
              securities from:
                o engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and
                o purchasing shares in the open market while the equity line is in effect.

5. Please revise your summary and risk factor disclosure to specifically reference the Equity
         Forward Purchase Arrangement described in your recent registration statement on Form
         F-4 and clarify the status of the arrangement.
 Dietrich Wanke
FirstName   LastNameDietrich Wanke
Critical Metals Corp.
Comapany
April       NameCritical Metals Corp.
       25, 2024
April 325, 2024 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal
Branch Chief, at 202-551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Jason Rocha